SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

_________________

FORM 11-K

_________________

☑ ANNUAL REPORT Pursuant to Section 15 (d) of the

Securities Exchange Act of 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Commission File No. 000-26719

Mercantile Bank of Michigan 401(k) Plan

Mercantile Bank Corporation

(Name of issuer of the securities held pursuant to the plan)

310 Leonard Street NW, Grand Rapids, Michigan, 49504

(full address of the executive office)

REQUIRED INFORMATION

THE MERCANTILE BANK OF MICHIGAN 401(K) PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA). IN LIEU OF THE REQUIREMENTS OF ITEMS 1, 2 AND 3 OF FORM 11-K FOR ANNUAL REPORTS, THE FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN FOR THE TWO YEARS ENDED DECEMBER 31, 2020 AND 2019, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA, ARE INCLUDED IN THIS REPORT.

Mercantile Bank of Michigan

401(k) Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2020 and 2019

Mercantile Bank of Michigan 401(k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Mercantile Bank of Michigan 401(k) Plan

Grand Rapids, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of Michigan 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2006.

Grand Rapids, Michigan

June 25, 2021

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Mercantile Bank of Michigan 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2020	2019

Assets

Investments, at fair value
Mutual funds	$62,297,916	$56,345,170
Mercantile Bank Corporation common stock	12,711,430	14,609,226
Money market fund	3,621,543	2,696,632

Total investments	78,630,889	73,651,028

Employer Receivables	56,234	0
Employee Receivables	97,010	0

Total Receivables	153,244	0

Notes receivable from participants	735,205	891,772
Accrued investment income	10,503	15,815

Net Assets Available for Benefits	$79,529,841	$74,558,615

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2020	2019

Additions

Investment income:
Net appreciation in fair value of investments	$2,629,531	$12,004,704
Interest and dividends	2,520,004	2,760,506

Total investment income:	5,149,535	14,765,210

Contributions:
Employer	1,948,435	1,731,205
Employee	3,410,455	2,912,684
Rollover	210,698	99,942

Total contributions	5,569,588	4,743,831

Interest from notes receivable	46,833	48,033

Total Additions	10,765,956	19,557,074

Deductions

Benefits paid to participants	5,616,300	5,214,476
Administrative expenses	178,430	180,878

Total Deductions	5,794,730	5,395,354

Net increase	4,971,226	14,161,720

Net Assets Available for Benefits, beginning of year	74,558,615	60,396,895

Net Assets Available for Benefits, end of year	$79,529,841	$74,558,615

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

1.  Plan Description

The following description of Mercantile Bank of Michigan 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by the Plan Sponsor, Mercantile Bank of Michigan (“Bank”), effective January 1, 1998. The Plan was amended and restated effective January 1, 2019. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Enrollment

The Plan is a defined contribution plan covering eligible employees who have completed a minimum of one hour of service. Eligible employees can enter the Plan on the first day of the month following date of hire. For newly eligible employees, the Plan provides automatic enrollment for the employee at an amount equal to 5% of compensation, until such time as the employee elects a different percentage or elects no contributions.

Contributions

Elective deferrals by participants under the Plan provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also make after tax Roth contributions, and may roll over account balances from other qualified defined benefit or defined contribution plans into their account.

The Bank makes safe harbor matching contributions equal to 100% of the first 5% of compensation deferred by each participant subject to certain limitations as specified in the Plan Document. The Bank also has an automatic enrollment feature of 5% for new hires. The Bank may also make a discretionary profit-sharing contribution subject to certain limitations as specified in the Plan Agreement. There were no profit-sharing contributions in 2020 or 2019.

Employee/Employer Receivables

In 2020, the Bank had a bi-weekly paydate on December 31, which resulted in a receivable of employee contributions of $97,010 and employer contributions of $56,234.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution, and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Vesting

Participants are immediately vested in their elective deferrals and all employer contributions and earnings thereon.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

Notes Receivable From Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local borrowing rates. Interest rates on notes receivable outstanding as of December 31, 2020 ranged from 3.25% to 6.50%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the notes were used to purchase a primary residence, in which case the note terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount or an installment option. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation common stock in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Certain administrative expenses are paid by the Plan Sponsor. Certain fees incurred as a result of participant-directed transactions (e.g., participant loan origination and distribution fees) are passed on to the participant. A trustee fee is paid to Greenleaf Trust, which is calculated quarterly based on the market value of the Plan assets and allocated to participant accounts on a quarterly basis.

2.  Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic. The rapidly evolving pandemic has caused significant uncertainty in the global economy and volatility in financial markets. The COVID-19 pandemic has affected and may continue to affect the market price of Mercantile Bank Corporation’s common stock and other Plan assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated. On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.” The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. In accordance with the CARES Act, the Plan permitted participants to elect to stop receiving required minimum distributions in 2020.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

Concentration of Credit Risk

At December 31, 2020 and 2019, approximately 16% and 20%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at estimated fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable – Participant Loans

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefits are recorded when paid.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

3.  Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, and other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There were no changes in the methodologies used at December 31, 2020 or 2019.

Money market and mutual funds - Valued at quoted market prices in an exchange and active market, which represent the net asset value of shares held by the Plan.

Mercantile Bank Corporation common stock - Valued at the closing price reported on the active market on which the security is traded.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2020 and 2019. There were no significant transfers in or out of Levels 1, 2 or 3 in 2020 or 2019.

	Investments at Fair Value

December 31, 2020	Level 1	Level 2	Level 3	Total

Mutual funds	$62,297,916	$-	$-	$62,297,916
Common stock	12,711,430	-	-	12,711,430
Money market fund	3,621,543	-	-	3,621,543

Investments, at fair value	$78,630,889	$-	$-	$78,630,889

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

	Investments at Fair Value

December 31, 2019	Level 1	Level 2	Level 3	Total

Mutual funds	$56,345,170	$-	$-	$56,345,170
Common stock	14,609,226	-	-	14,609,226
Money market fund	2,696,632	-	-	2,696,632

Investments, at fair value	$73,651,028	$-	$-	$73,651,028

4.  Related Party Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Bank.

The 467,848 and 400,582 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2020 and 2019, respectively, represent 2.86% and 2.44% of the Corporation’s outstanding shares as of December 31, 2020 and 2019, respectively.

Cash dividends of $471,443 and $428,116 were paid to the Plan by Mercantile Bank Corporation during 2020 and 2019, respectively.

5.  Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

6.  Tax Status

The Internal Revenue Service (IRS) has determined and informed the Bank by a letter dated August 7, 2014 that the amended and restated Plan effective January 1, 2013 and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress.

Mercantile Bank of Michigan 401(k) Plan

Schedule of Assets (Held at End of Year)

EIN: 38-3360868

Plan Number: 001

December 31, 2020

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Mutual funds
	Blackrock Equity Dividend Fund	134,525	shares	**	$2,725,486
	Fidelity Advisor New Insights	89,489	shares	**	3,380,014
	Wasatch Cor Growth Institutional	12,232	shares	**	1,133,843
	JPMorgan Mid Cap Value R6	22,893	shares	**	845,236
	Hartford International Opportunities Y	70,020	shares	**	1,445,914
	Delaware Small Cap Value R6	10,880	shares	**	691,046
	T Rowe Price Mid Cap Growth Fund	23,712	shares	**	2,683,725
	Vanguard 500 Index Admiral Shares	19,629	shares	**	6,803,012
	Vanguard Mid Cap Index Admiral Shares	7,644	shares	**	1,959,925
	Vanguard Small Cap Index Admiral Shares	18,045	shares	**	1,682,209
	Delaware Emerging Market	20,396	shares	**	525,416
	Matthews Pacific Tiger Fund	12,268	shares	**	428,159
	Vanguard Total International Index Admiral	54,838	shares	**	1,780,042
	T Rowe Price Balanced I Fund	53,223	shares	**	671,676
	T Rowe Price Spectrum Conservative Allocation Fund	46,187	shares	**	991,178
	T Rowe Price Retirement 2010 Fund	1,908	shares	**	25,015
	T Rowe Price Retirement 2015 Fund	27,379	shares	**	367,985
	T Rowe Price Retirement 2020 Fund	306,223	shares	**	4,323,883
	T Rowe Price Retirement 2030 Fund	702,338	shares	**	10,710,656
	T Rowe Price Retirement 2040 Fund	473,771	shares	**	7,608,773
	T Rowe Price Retirement 2045 Fund	179,760	shares	**	2,944,482
	T Rowe Price Retirement 2050 Fund	194,995	shares	**	3,184,284
	T Rowe Price Retirement 2060 Fund	30,360	shares	**	503,977
	Vanguard Intermediate Term Treasury Admiral	28,059	shares	**	328,300
	Vanguard Short Term Treasury ADM	31,725	shares	**	341,683
	Vanguard Short Term Invest Grade Fund Admiral	149,397	shares	**	1,647,859
	Vanguard Total Bond Market Admiral Shares	220,665	shares	**	2,564,138

	Total mutual funds				62,297,916

	Common stock
*	Mercantile Bank Corporation	467,848	shares	**	12,711,430

	Money market fund
	Northern Institutional Treasury Portfolio	3,774,787	shares	**	3,621,543

	Total Investments, at Fair Value				$78,630,889

*	Participant Loans	(3.25% to 6.50%)			$735,205

* A party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed

Exhibit to Report on Form 11-K

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercantile Bank of Michigan 401(k) Plan

/s/ Lonna L. Wiersma

Date: June 25, 2021	Lonna L. Wiersma, Plan Administrator